Sanofi-aventis to acquire BiPar

Sciences,

a US biopharmaceutical company

- First in class oncology medicine will provide new treatment option while adding to the company’s late stage development portfolio -

Paris, France, and Brisbane, California, USA – April 15, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has signed a binding agreement for the acquisition of BiPar Sciences, Inc., (“BiPar”) a privately held US biopharmaceutical company, developing novel tumor-selective approaches for the treatment of different types of cancers.

BiPar is the leading company in the emerging field of DNA (DeoxyriboNucleic Acid) repair using PARP (Poly ADP-Ribose Polymerase) inhibitors. PARP inhibitors represent a new, targeted approach to treating many types of cancers. By preventing cancer cells from repairing their own DNA, PARP inhibitors ultimately cause cancer cell death.

BiPar’s lead product candidate is BSI-201, a potential first-in-class PARP inhibitor currently being studied in Phase 2 clinical trials in metastatic triple negative breast cancer (TNBC), ovarian cancer and other malignancies.

“We are extremely pleased to join with one of the most successful and innovative global pharmaceutical companies,” said Hoyoung Huh, M.D., Ph.D., president and Chief Executive Officer of BiPar Sciences. “This agreement validates BiPar’s novel scientific approach and will maximize patient access to this new class of breakthrough cancer therapy.”

“The acquisition of BiPar, one of the pioneer for novel tumor-selective therapies, is a further step in our company’s goal to focus on new approaches to strengthen our oncology R&D portfolio ” , said Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis. “This acquisition illustrates our strong commitment to oncology to provide patients, physicians and public health stakeholders with breakthrough medicines addressing unmet medical needs”.

Under the agreement, the purchase price will depend on the achievement of milestone payments related to the development of BSI-201 which could achieve a maximum of $ 500 M.

The closing of the transaction is expected to occur in the 2nd quarter of 2009, subject to the receipt of the FTC clearance.

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About Triple Negative Breast Cancer (TNBC)

When patients are diagnosed with breast cancer, their tumors are routinely tested for and classified based on the presence of estrogen, progesterone, and HER2 receptors. Commonly used breast cancer therapies target these receptors. However, up to 20 percent of all breast cancers are negative for all three receptors, thus giving rise to the term “triple negative breast cancer (TNBC).”

TNBC is a difficult-to-treat cancer subtype that does not have an approved standard-of-care and does not respond to current hormone-based and targeted therapies. TNBC is a very aggressive cancer, with higher rates of metastases and poorer survival rates than other breast cancer subtypes. The prevalence of the TNBC subtype is higher in younger and African-American women.

Breast cancer is the most prevalent cancer in the world today and the most common cause of cancer-related deaths among women. It is estimated that 182,000 new cases of invasive breast cancer were diagnosed in women in the U.S. during 2008.

About BSI-201

Among other PARP inhibitors in the industry, BSI-201 is the furthest along in clinical development in TNBC. With first-in-class and best-in-class potential, BSI-201 is highly potent against tumors and inhibits PARP activity for prolonged periods of time. BSI-201 enhances the effect of chemotherapy-induced DNA damage. The development of BSI-201 is supported by a strong safety profile based on studies of more than 200 patients.

Recently, BiPar announced positive interim safety data from an ongoing Phase 2 clinical trial of the company’s PARP inhibitor, BSI-201, in combination with chemotherapy in patients with metastatic triple negative breast cancer (TNBC). The company also presented gene expression data that confirmed significant upregulation of PARP in the tumors of the first 50 patients enrolled in the Phase 2 trial. Results were presented at the recent annual CTRC-AACR San Antonio Breast Cancer Symposium (SABCS) in December 2008.

About BiPar Sciences

BiPar Sciences is a privately held biopharmaceutical company pioneering novel tumor-selective therapies designed to address urgent unmet needs of cancer patients, with headquarters in Brisbane, California. In addition to BSI-201, the company also has two additional compounds in pre-clinical development, BSI-401, a follow-on PARP inhibitor candidate being investigated as an oral therapy for pancreatic cancer and BSI-302, a novel anti-tubulin agent, that targets cancer cells based on the role of thyroid hormones in cell proliferation and death. For more information, please visit www.biparsciences.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit : www.sanofi-aventis.com

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Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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